Michael Page

INTERNATIONAL

Corporate Office, Page House, 1 Dashwood Lang Road, The Bourne Business Park, Addlestone, Weybridge, Surrey KT15 2QW.
Tel: 01932 264000 Fax: 01932 264297 e-mail: groupaccounts@michaelpage.com

04030334

7 May 2004

File No. 82-5162

Mary Cassio
Securities and Exchange Commission
Office of International Corporate Finance
Room 3094 (Stop 3-2)
450 Fifth Street NW
Washington DC 20549
USA

SUPPL

RECEIVED
2004 MAY 21 A 11:46
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Dear Ms Cassio

Michael Page International plc – Rule 12g3-2(b) Exemption

For the purposes of the above Company's on-going reporting obligations under the above exemption, I enclose a copy of the following submissions:-

1. Share buybacks dated 5th and 6th May 2004

This information is being furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act 1934.

PROCESSED
MAY 24 2004
THOMSON FINANCIAL

Yours sincerely

Jeremy Tatham
Controller – Corporate Reporting

Direct Line 01932 264143
jeremytatham@michaelpage.com

dw 5/24

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Company	Michael Page International PLC
TIDM	MPI
Headline	Share Buyback
Released	11:13 6 May 2004
Number	3637Y

RNS Number:3637Y
Michael Page International PLC
06 May 2004

The Company purchased for cancellation on 6th May 2004 800,000 ordinary shares at a price of 180 pence per share. Following the cancellation of these shares, the outstanding issued share capital of the Company will be 360,662,799 ordinary shares.

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Michael Page International PLC
TIDM	MPI
Headline	Share Buyback
Released	17:36 5 May 2004
Number	3437Y

RNS Number:3437Y
Michael Page International PLC
05 May 2004

Company: Michael Page International plc
Headline: Share Buyback

The Company purchased for cancellation on 5th May 2004 2,200,000 ordinary shares at a price of 175.57 pence per share. Following the cancellation of these shares, the outstanding issued share capital of the Company will be 361,462,799 ordinary shares.

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